Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars)

AETHERION TECHNOLOGIES INC.
(formerly Westport Fuel Systems Inc.)

For the three and nine months ended September 30, 2026 and 2025

AETHERION TECHNOLOGIES INC. (formerly Westport Fuel Systems Inc.)
Condensed Consolidated Interim Balance Sheets (unaudited)
(Expressed in thousands of United States dollars, except share amounts)
September 30, 2026 and December 31, 2025

	September 30, 2026	December 31, 2025
Assets
Current assets:
Cash and cash equivalents (including restricted cash)	$14,529	$27,158
Accounts receivable (note 6)	5,981	10,177
Inventories (note 7)	2,471	3,037
Prepaid expenses	1,048	1,182
Total current assets	24,029	41,554
Long-term investments (note 8)	46,084	42,714
Property, plant and equipment (note 9)	5,332	5,605
Operating lease right-of-use assets	1,446	1,756
Other long-term assets	432	2,380
Total assets	$77,323	$94,009
Liabilities and shareholders’ equity
Current liabilities:
Accounts payable and accrued liabilities (note 10)	$15,808	$17,933
Warrant liabilities (note 12)	9,210	—
Current portion of operating lease liabilities	532	493
Current portion of long-term debt (note 11)	—	2,924
Current portion of warranty liability	127	199
Total current liabilities	25,677	21,549
Long-term operating lease liabilities	990	1,292
Warranty liability	941	966
Other long-term liabilities	1,390	1,389
Total liabilities	28,998	25,196
Shareholders’ equity:
Share capital (note 13):
Unlimited common and preferred shares, no par value
18,995,734 (2025 - 17,351,005) common shares issued and outstanding	1,247,185	1,246,793
Other equity instruments	9,006	8,968
Additional paid in capital	11,516	11,516
Accumulated deficit	(1,177,973)	(1,157,901)
Accumulated other comprehensive loss	(41,409)	(40,563)
Total shareholders' equity	48,325	68,813
Total liabilities and shareholders' equity	$77,323	$94,009
Commitments and contingencies (note 15)
Subsequent events (note 6)

See accompanying notes to condensed consolidated interim financial statements.

Approved on behalf of the Board:	Brad Kotush	Director	Daniel Sceli	Director

AETHERION TECHNOLOGIES INC. (formerly Westport Fuel Systems Inc.)
Condensed Consolidated Interim Statements of Operations and Comprehensive Loss (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three months and nine months ended September 30, 2026 and 2025

	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025
Revenue	$2,591	$1,617	$7,593	$21,438
Cost of revenue	2,496	1,145	6,849	18,589
Gross profit	95	472	744	2,849
Operating expenses:
Research and development	1,041	2,319	3,475	5,186
General and administrative	3,954	4,130	10,962	10,908
Sales and marketing	318	305	749	1,038
Foreign exchange loss (gain)	(240)	1,282	2,460	(4,145)
Depreciation and amortization	114	146	269	360
	5,187	8,182	17,915	13,347
Loss from operations	(5,092)	(7,710)	(17,171)	(10,498)

Loss from investments accounted for by the equity method (note 8)	(166)	(3,197)	(2,830)	(10,767)
Change in fair value of warrant liabilities (note 12)	2,162	—	666	—
Financing transaction costs	—	—	(1,085)	—
Interest on long-term debt	(30)	(142)	(188)	(500)
Interest and other income, net of bank charges	156	653	892	1,155
Loss before income taxes	(2,970)	(10,396)	(19,716)	(20,610)
Income tax expense	20	14	356	148
Net loss from continuing operations	(2,990)	(10,410)	(20,072)	(20,758)
Net loss from discontinued operations (note 5)	—	(3,316)	—	(29,763)
Net loss for the period	(2,990)	(13,726)	(20,072)	(50,521)
Other comprehensive income (loss):
Cumulative translation adjustment	(463)	(4,456)	2,274	6,106
Reclassification of accumulated foreign currency translation on disposal of operations	—	(10,070)	—	(10,070)
Ownership share of equity method investments' other comprehensive loss	(601)	(399)	(3,120)	(2,692)
	(1,064)	(14,925)	(846)	(6,656)
Comprehensive loss	$(4,054)	$(28,651)	$(20,918)	$(57,177)

Net loss per share:
From continuing operations - basic and diluted	$(0.13)	$(0.60)	$(1.05)	$(1.20)
From discontinued operations - basic and diluted	$—	$(0.19)	$—	$(1.72)
Net loss per share - basic and diluted	$(0.13)	$(0.79)	$(1.05)	$(2.91)
Weighted average common shares outstanding:
Basic and diluted	22,250,103	17,351,005	19,173,516	17,337,428

See accompanying notes to condensed consolidated interim financial statements.

AETHERION TECHNOLOGIES INC. (formerly Westport Fuel Systems Inc.)
Condensed Consolidated Interim Statements of Shareholders' Equity (unaudited)
(Expressed in thousands of United States dollars, except share amounts)
Three months and nine months ended September 30, 2026 and 2025

	Common Shares Outstanding	Share capital	Other equity instruments	Additional paid in capital	Accumulated deficit	Accumulated other comprehensive loss	Total shareholders' equity
	Three months ended September 30, 2025
July 1, 2025	17,351,005	$1,246,643	$9,027	$11,516	$(1,133,070)	$(25,224)	$108,892
Issuance of common shares on exercise of share units	—	—	—	—	—	—	—
Stock-based compensation	—	—	(16)	—	—	—	(16)
Net loss for the period	—	—	—	—	(13,726)	—	(13,726)
Other comprehensive income	—	—	—	—	—	(14,925)	(14,925)
September 30, 2025	17,351,005	$1,246,643	$9,011	$11,516	$(1,146,796)	$(40,149)	$80,225

	Nine months ended September 30, 2025
January 1, 2025	17,282,934	$1,245,805	$9,472	$11,516	$(1,096,275)	$(33,493)	$137,025
Issuance of common shares on exercise of share units	68,071	838	(838)	—	—	—	—
Stock-based compensation	—	—	377	—	—	—	377
Net loss for the period	—	—	—	—	(50,521)	—	(50,521)
Other comprehensive income	—	—	—	—	—	(6,656)	(6,656)
September 30, 2025	17,351,005	$1,246,643	$9,011	$11,516	$(1,146,796)	$(40,149)	$80,225

	Three months ended September 30, 2026
July 1, 2026	18,995,734	$1,247,185	$8,898	$11,516	$(1,174,983)	$(40,345)	$52,271
Issuance of common shares, net	—	—					—
Stock-based compensation	—	—	108	—	—	—	108
Net loss for the period	—	—	—	—	(2,990)	—	(2,990)
Other comprehensive income	—	—	—	—	—	(1,064)	(1,064)
September 30, 2026	18,995,734	$1,247,185	$9,006	$11,516	$(1,177,973)	$(41,409)	$48,325

	Nine months ended September 30, 2026
January 1, 2026	17,375,213	$1,246,793	$8,968	$11,516	$(1,157,901)	$(40,563)	$68,813
Issuance of common shares on exercise of share units	20,521	266	(266)	—	—	—	—
Issuance of common shares, net	1,600,000	126					126
Stock-based compensation	—	—	304	—	—	—	304
Net loss for the period	—	—	—	—	(20,072)	—	(20,072)
Other comprehensive income	—	—	—	—	—	(846)	(846)
September 30, 2026	18,995,734	$1,247,185	$9,006	$11,516	$(1,177,973)	$(41,409)	$48,325

See accompanying notes to condensed consolidated interim financial statements.

AETHERION TECHNOLOGIES INC. (formerly Westport Fuel Systems Inc.)
Condensed Consolidated Interim Statements of Cash Flows (unaudited)
(Expressed in thousands of United States dollars)
Three months and nine months ended September 30, 2026 and 2025

	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025
Operating activities:
Net loss for the period from continuing operations	$(2,990)	$(10,410)	$(20,072)	$(20,758)
Adjustments to reconcile net income (loss) to net cash used in continuing operating activities:
Depreciation and amortization	310	172	777	569
Stock-based compensation expense	108	397	304	701
Unrealized foreign exchange loss (gain)	(240)	1,282	2,460	(4,145)
Deferred income tax (recovery)	—	9	—	—
Loss from investments accounted for by the equity method	166	3,197	2,830	10,767
Interest on long-term debt	31	22	78	67
Inventory write-downs	273	—	327	110
Credit loss provision	69	—	71	—
Change in fair value of warrant liabilities (note 12)	(2,162)	—	(666)	—
Financing transaction costs	—	—	1,085	—
Warranty provision	61	—	(63)	—
Changes in working capital	(665)	864	(71)	(6,005)
Net cash used in operating activities from continuing operations	(5,039)	(4,467)	(12,940)	(18,694)
Net cash provided by operating activities from discontinued operations	—	5,057	—	8,182
Investing activities:
Purchase of property, plant and equipment (note 9)	(63)	(514)	(543)	(1,909)
Proceeds from sale of operations, net of cash in disposed operations (note 5)	—	26,034	—	26,034
Proceeds from holdback receivable (note 6)	—	—	5,844	10,450
Capital contributions to investments accounted for by the equity method (note 8)	(2,763)	(10,997)	(9,127)	(19,868)
Net cash (used in) provided by investing activities from continuing operations	(2,826)	14,523	(3,826)	14,707
Net cash used in investing activities from discontinued operations	—	(222)	—	(3,169)
Financing activities:
Repayments of operating lines of credit and long-term facilities	(1,000)	(6,832)	(3,000)	(8,832)
Drawings on operating lines of credit and long-term facilities	—	5,839	—	5,839
Proceeds from issuance of common share, warrants, and pre-funded warrants	—	—	10,000	—
Payment of shares and warrants issuance costs	—	—	(700)	—
Net cash (used in) provided by financing activities from continuing operations	(1,000)	(993)	6,300	(2,993)
Net cash used in financing activities from discontinued operations	—	(74)	—	(6,168)
Effect of foreign exchange on cash and cash equivalents	(552)	(2,111)	(2,163)	3,585
Net decrease in cash and cash equivalents	(9,417)	11,713	(12,629)	(4,550)
Cash and cash equivalents, beginning of period (including restricted cash)	23,946	21,383	27,158	37,646
Cash and cash equivalents, end of period (including restricted cash)	$14,529	$33,096	$14,529	$33,096

AETHERION TECHNOLOGIES INC. (formerly Westport Fuel Systems Inc.)
Condensed Consolidated Interim Statements of Cash Flows (unaudited)
(Expressed in thousands of United States dollars)
Three months and nine months ended September 30, 2026 and 2025

Supplementary information	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025
Interest paid	$22	$187	$133	$1,369
Taxes paid, net of refunds	171	492	258	1,899

Changes in working capital:
Accounts receivable	$(120)	$2,331	$385	$(5,993)
Inventories	23	1,437	220	5,207
Prepaid expenses	(427)	(304)	97	616
Accounts payable and accrued liabilities	(97)	(2,671)	(772)	(5,911)
Warranty liability	(44)	71	(1)	76
	$(665)	$864	$(71)	$(6,005)

See accompanying notes to condensed consolidated interim financial statements.

AETHERION TECHNOLOGIES INC. (formerly Westport Fuel Systems Inc.)
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three months and nine months ended September 30, 2026 and 2025
1. Company organization and operations:

Aetherion Technologies Inc. (formerly Westport Fuel Systems Inc.) (the “Company” or "Aetherion") was incorporated under the Business Corporations Act (Alberta) on March 20, 1995. On October 15, 2026, the Company changed its name from Westport Fuel Systems Inc. to Aetherion Technologies Inc. The name change did not affect the Company's legal structure, business operations, financial position, or reporting obligations. Aetherion Technologies Inc. is a global clean transportation technology company that develops, manufactures, and supplies fuel delivery, storage, and control systems for heavy duty mobility applications. The Company's technologies support a broad range of alternative fuels, including natural gas, renewable natural gas ("RNG"), and hydrogen, enabling original equipment manufacturers ("OEMs") and commercial transportation operators to improve vehicle performance and efficiency while meeting evolving regulatory requirements. Aetherion's products and systems support the adoption of alternative fuel transportation solutions and the transition toward lower emission mobility.

2. Liquidity and going concern:

For the nine months ended September 30, 2026, the Company reported loss from operations of $17,171. Cash used in operating activities from continuing operations was $12,940 for the nine months ended September 30, 2026 and was primarily driven by operating losses and changes in working capital. The Company continues to use cash to support its business activities and support the growth of Cespira.

On September 29, 2025, the Company filed a final short form base shelf prospectus (the "Shelf Prospectus") with the relevant Canadian securities regulatory authorities allowing the Company to offer up to USD $100 million of common shares, preferred shares, subscription receipts, warrants, debt securities, or units, or any combination thereof during the 25-month period that the Shelf Prospectus will be effective.

On June 22, 2026, the Company entered into a securities purchase agreement with CVI Investments Inc. ("Selling Shareholder") and agreed to issue and sell to the selling shareholder an aggregate of: (i) 1,600,000 common shares, (ii) pre-funded warrants to purchase up to 3,254,369 common shares (the "Pre-Funded Warrants"), and (iii) private placement warrants to purchase up to 4,854,369 common shares (the "Warrants"). The closing of the issuance and the sale of the shares, the Pre-Funded Warrants and the Warrants took place on June 23, 2026 generating net proceeds of approximately $9.3 million. Refer to note 12 for more details.

On September 15, 2026, the Company entered into a Committed Equity Facility ("CEF") with Roth Principal Investments, LLC ("RPI"), pursuant to which the Company has the right, but not the obligation, to issue and sell up to $25 million of its common shares to RPI at the Company's discretion, subject to the terms and conditions of the CEF agreement. The Company intends to use any net proceeds for working capital and general corporate purposes and may access capital opportunistically over time. The Company's ability to issue shares under the CEF is subject to certain conditions, including the effectiveness of a registration statement registering the resale of such shares. Subject to specified exceptions under applicable Nasdaq rules, the Company may not issue shares in excess of 19.99% of its common shares outstanding immediately prior to execution of the CEF unless shareholder approval is obtained. As of September 30, 2026, the Company had not issued any shares nor received any proceeds under the CEF.

AETHERION TECHNOLOGIES INC. (formerly Westport Fuel Systems Inc.)
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three months and nine months ended September 30, 2026 and 2025
2. Liquidity and going concern (continued):

In connection with preparing consolidated financial statements for each annual and interim reporting period, the Company is required to evaluate whether there are conditions or events, considered in aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date the consolidated financial statements are issued. Substantial doubt exists when conditions and events, considered in aggregate, indicate that it is probable a company will be unable to meet its obligations as they become due within one year after the date the consolidated financial statements are issued. This evaluation initially does not take into consideration the potential mitigating effect of management’s plans and actions that have not been fully implemented as of the date the consolidated financial statements are issued. When substantial doubt exists, management evaluates whether the mitigating effect of its plans sufficiently alleviates substantial doubt about the Company’s ability to continue as a going concern. The mitigating effect of management’s plans, however, is only considered if both: (1) it is probable the plans will be effectively implemented within one year after the date the consolidated financial statements are issued; and (2) it is probable the plans, when implemented, will mitigate the relevant conditions or events that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date the consolidated financial statements are issued.

Based on the Company's projected capital expenditures, debt servicing obligations and operating requirements under its current business plan, management is projecting that its existing cash and cash equivalents and other available sources of liquidity will not be sufficient to fund its operations through the next twelve months from the date of the issuance of these condensed consolidated interim financial statements ("interim financial statements"). These conditions raise substantial doubt about the Company's ability to continue as a going concern within one year after the date these interim financial statements are issued.

Although the Company was able to raise equity financing in the prior quarters, management continues to evaluate different options to improve Aetherion's liquidity position, including access to the CEF described above, raising additional funds from the public markets, borrowing debt or other financing alternatives. These plans are not final and are subject to market and other conditions not in the Company's control. As such, there can be no assurance that Aetherion will be successful in obtaining sufficient funding. Accordingly, the Company concluded under the accounting standards that these plans do not alleviate the substantial doubt about Aetherion's ability to continue as a going concern.

These interim financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the ordinary course of business. The interim financial statements do not include any adjustments related to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that may be necessary if the Company were unable to continue as a going concern.

3. Basis of preparation:

(a)    Basis of presentation:

The interim financial statements have been prepared by the Company and do not include all of the information and disclosures required by accounting principles generally accepted in the United States ("GAAP"). In the opinion of management, all normal recurring accruals and adjustments considered necessary for a fair presentation have been included. The results for the three and nine months ended September 30, 2026 are not necessarily indicative of the results that may be expected for the year ending December 31, 2026. The interim financial statements should be read in conjunction with the audited consolidated financial statements and notes to the consolidated financial statements for the year ended December 31, 2025.

AETHERION TECHNOLOGIES INC. (formerly Westport Fuel Systems Inc.)
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three months and nine months ended September 30, 2026 and 2025
3. Basis of preparation (continued):

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the interim financial statements and accompanying notes. Actual results could differ from those estimates. Certain prior period figures have been adjusted to conform to current period presentation in the interim financial statements.

(b)    Foreign currency translation:

The Company’s functional currency is the Canadian dollar and its reporting currency for its interim financial statement presentation is the United States dollar ("U.S. Dollar"). The functional currencies for the Company's significant subsidiaries include the following: U.S. Dollar, Canadian dollar, Euro, and Chinese Renminbi (“RMB”). The Company translates assets and liabilities of non-U.S. dollar functional currency operations using the period end exchange rates, shareholders’ equity balances using the weighted average of historical exchange rates, and revenues and expenses using the monthly average rate for the period with the resulting exchange differences recognized in other comprehensive income (loss).

Transactions that are denominated in currencies other than the functional currencies of the Company’s or its subsidiaries' operations are translated at the rates in effect on the date of the transaction. Foreign currency denominated monetary assets and liabilities are translated to the applicable functional currency at the exchange rates in effect on the balance sheet date. Non-monetary assets and liabilities are translated at the historical exchange rate. All foreign exchange gains and losses are recognized in the condensed consolidated interim statements of operations, except for the translation gains and losses arising from available-for-sale instruments, which are recorded through other comprehensive income (loss) until realized through disposal or impairment.

Except as otherwise noted, all amounts in these interim financial statements are presented in thousands of U.S. dollars. For the periods presented, the Company used the following exchange rates:

	Period ended		Average for the three months ended		Average for the nine months ended
	September 30, 2026	December 31, 2025	September 30, 2026	September 30, 2025	September 30, 2026	September 30, 2025
Canadian Dollar	1.42	1.37	1.40	1.38	1.38	1.40
Euro	0.88	0.85	0.87	0.86	0.86	0.89
RMB	6.70	6.99	6.74	7.16	6.82	7.22

AETHERION TECHNOLOGIES INC. (formerly Westport Fuel Systems Inc.)
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three months and nine months ended September 30, 2026 and 2025
3. Basis of preparation (continued):

(c)     Warrant liabilities:

The Company's warrant liabilities consist of Pre-Funded Warrants and Common Warrants issued in connection with the June 2026 financing transaction. The warrants are classified as financial liabilities because they do not qualify for the equity classification under ASC 815-40, Contracts in Entity's Own Equity and therefore are required to be accounted for as liabilities. The warrants are initially recognized at fair value and subsequently remeasured at fair value at each reporting date, with changes in fair value recognized in earnings.

i.The fair value of the Pre-Funded Warrant liability is based on the market price of the Company's common shares. Because the exercise price of the Pre-Funded Warrants is nominal ($0.00001 per warrant), the fair value of the Pre-Funded Warrants approximates the market value of the underlying common shares.

ii.     The fair value of the Common Warrant liability is determined using the Black-Scholes-Merton option pricing model. The valuation incorporates market-based inputs, including the Company's share price, exercise price, expected share price volatility, expected term, risk-free interest rate and expected dividend yield. The determination of fair value requires management to apply judgment in selecting the appropriate assumptions and valuation methodology.

As at September 30, 2026, the key assumptions used in the valuation of the warrant liabilities included a share price of $1.96, expected volatility of 55.4%, a remaining term of approximately 1.73 years, a risk-free interest rate of 4.99%, and an expected dividend yield of nil. The determination of fair value is sensitive to changes in these assumptions. As a result, the fair value of the warrant liabilities and the amount of gains or losses recognized in earnings may vary from period to period due to changes in the Company's share price, expected volatility, risk-free interest rates, remaining term and other valuation inputs.

4. New accounting pronouncements

Upcoming accounting standards not yet adopted:
In November 2024, the FASB issued ASU 2024-03, "Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses." It requires entities to disclose, in the notes to the financial statements, specified information related to certain costs and expenses disaggregated by type. The standard improves transparency by providing more detailed information about the component of costs and expenses that would enable users to better understand the major components of an entity's income statement by referencing disclosures in the notes to financial statements. FASB ASU 2024-03 is effective for public business entities for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. While this guidance may have an impact on the disclosures, the Company does not expect this guidance to have a material impact on its financial position, operations, and cash flows.

AETHERION TECHNOLOGIES INC. (formerly Westport Fuel Systems Inc.)
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three months and nine months ended September 30, 2026 and 2025
5. Discontinued operations:

On July 29, 2025, the Company sold its Light-Duty segment to a wholly-owned investment vehicle of Heliaca Investments ("Purchaser"), a Netherlands based investment firm supported by Ramphastos Investments Management B.V. for consideration of $59,975 (€51,424). Purchase price adjustments may impact the final proceeds received from the Purchaser pending satisfaction of certain general representations and warranties provided by the Company that are customary in nature. There was no activity related to the discontinued operations in the three and nine months ended September 30, 2026 nor were there purchase price adjustments affecting the loss on disposal recorded in the prior year.

Further, up to $3,790 (€3,250) in potential earnouts will be payable to the Company if certain conditions are achieved in accordance with the terms and conditions of the sale and purchase agreement.

Revenue and expenses of the discontinued operation were as follows:

	Three Months Ended September 30,	Nine Months Ended September 30,
	2025	2025

Revenue	$20,000	$160,004
Cost of revenue	15,701	126,861
Gross profit	4,299	33,143
Operating expenses:
Research and development	1,025	6,763
General and administrative	832	8,313
Sales and marketing	837	6,006
Foreign exchange loss	(443)	2,166
Depreciation and amortization	230	1,509
	2,481	24,757
Income from discontinued operations	1,818	8,386

Income from investment accounted for by the equity method	119	591
Loss on disposal of operations	(5,085)	(35,268)
Impairment of long-lived assets	—	(664)
Interest on long-term debt	(55)	(930)
Interest and other income, net of bank charges	76	429
Loss from discontinued operations before income tax	(3,127)	(27,456)
Income tax expense	189	2,307
Net loss from discontinued operations	$(3,316)	$(29,763)

AETHERION TECHNOLOGIES INC. (formerly Westport Fuel Systems Inc.)
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three months and nine months ended September 30, 2026 and 2025
6. Accounts receivable:

	September 30, 2026	December 31, 2025
Customer trade receivables	$3,352	$2,675
Holdback receivable	2,141	5,811
Other receivables	817	2,032
Due from related parties (note 14)	203	274
Allowance for expected credit losses	(532)	(615)
	$5,981	$10,177
The Company originally had $9,391 (€8,000) of proceeds held in escrow, which are included in holdback receivable. During the nine months ended September 30, 2026 the Company collected in full the first tranche of holdback receivables of $6,493 (€5,500) and recognized a gain in other income of $649. On November 5, 2026, the Company entered into an amendment agreement with the Purchaser to receive the remaining proceeds approximately US$2.35 million (€2.1 million) held in escrows ahead of their original due dates in 2027. The early release of the proceeds did not have any material impact on the total proceeds received from the Purchaser related to purchase price adjustments.

7. Inventories:

	September 30, 2026	December 31, 2025
Purchased parts	$1,702	$2,034
Work-in-process	165	199
Finished goods	604	804
	$2,471	$3,037
During the three and nine months ended September 30, 2026, the Company recorded inventory write-downs to net realizable value of approximately $273 and $327, respectively (three and nine months ended September 30, 2025 - nil and $110, respectively).

8. Long-term investments:

	September 30, 2026	December 31, 2025
Cespira Canada LP	$20,228	$19,385
Cespira Sweden AB	25,856	23,329
	$46,084	$42,714
During the three and nine months ended September 30, 2026, the Company recognized its share of Cespira's losses of $166 and $2,830, respectively as a loss from investment accounted for by the equity method (three and nine months ended September 30, 2025 - $3,197 and $10,767).
During the three and nine months ended September 30, 2026, the Company contributed additional capital of $2,763 and $9,127, respectively, into Cespira (three and nine months ended September 30, 2025 - $10,997 and $19,868, respectively).

AETHERION TECHNOLOGIES Inc. (formerly Westport Fuel Systems Inc.)
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three months and nine months ended September 30, 2026 and 2025
8. Long-term investments (continued):
The carrying amount and maximum exposure to losses relating to Cespira were as follows:

	September 30, 2026
	Carrying amount	Maximum exposure to loss
Equity method investment in Cespira	$46,084	$46,084
Accounts receivable due from Cespira	203	203

Combined assets, liabilities, revenue and expenses of Cespira, are as follows:

	September 30,	December 31,
	2026	2025
Current assets:
Cash and cash equivalents	$18,140	$14,869
Accounts receivable	19,328	18,718
Inventories	11,394	11,566
Prepaid expenses	1,371	1,157
	50,233	46,310
Property, plant and equipment and right-of-use assets	44,617	46,352
Intangible assets and goodwill	6,886	7,516
Other long-term assets	14,628	17,139
Total assets	$116,364	$117,317
Current liabilities:
Accounts payable	$15,585	$20,810
Current portion of provisions	2,107	2,519
Other current liabilities	5,628	6,266
	23,320	29,595
Long-term portion of provisions	2,213	1,618
Onerous contract provisions	1,232	2,890
Total liabilities	26,765	34,103
Net assets	$89,599	$83,214

AETHERION TECHNOLOGIES Inc. (formerly Westport Fuel Systems Inc.)
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three months and nine months ended September 30, 2026 and 2025
8. Long-term investments (continued):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2026	2025	2026	2025
Product revenue	$20,683	$11,184	$54,820	$29,634
Aftermarket revenue	4,888	3,589	14,678	9,308
Service revenue	2,676	4,555	8,069	9,205
	$28,247	$19,328	$77,567	$48,147
Cost of revenue	24,558	20,364	68,488	50,594
Gross profit	3,689	(1,036)	9,079	(2,447)
Operating expenses:
Research and development	1,095	1,135	3,757	6,025
General and administrative	2,248	2,410	7,481	7,829
Sales and marketing	1,108	357	1,990	975
Foreign exchange (gain) loss	(1,051)	147	(1,500)	59
Depreciation and amortization	741	833	2,514	2,423
	4,141	4,882	14,242	17,311
Loss from operations	(452)	(5,918)	(5,163)	(19,758)
Interest income, net of bank charges	342	(71)	323	(39)
Loss before income taxes	(110)	(5,989)	(4,840)	(19,797)
Income tax (recovery) expense	191	45	359	(19)
Net loss	$(301)	$(6,034)	$(5,199)	$(19,778)

9. Property, plant and equipment:

		Accumulated	Net Book
September 30, 2026	Cost	Depreciation	Value
Computer equipment and software	3,604	2,945	659
Furniture and fixtures	119	92	27
Machinery and equipment	13,374	9,575	3,799
Leasehold improvements	4,993	4,146	847
	$22,090	$16,758	$5,332

		Accumulated	Net Book
December 31, 2025	Cost	Depreciation	Value
Computer equipment and software	3,598	2,855	743
Furniture and fixtures	119	90	29
Machinery and equipment	13,584	9,505	4,079
Leasehold improvements	4,864	4,110	754
	$22,165	$16,560	$5,605

AETHERION TECHNOLOGIES Inc. (formerly Westport Fuel Systems Inc.)
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three months and nine months ended September 30, 2026 and 2025
10. Accounts payable and accrued liabilities:

	September 30, 2026	December 31, 2025
Trade accounts payable	$8,617	$11,147
Accrued payroll	2,775	2,704
Taxes payable	3,931	3,533
Deferred revenue	118	471
Due to related parties (note 14)	367	78
	$15,808	$17,933
11. Long-term debt:

Term loan facility	Maturity date	Interest rate	September 30, 2026	December 31, 2025
EDC	September 15, 2026	U.S. Prime Rate plus 2.01%	$—	$2,924
Current portion				2,924
Term loan facilities, net of debt issuance costs			$—	$2,924

In May 2026, the Company entered into an amendment agreement with EDC that reduced the minimum consolidated cash balance covenant requirement from $15.0 million to $3.0 million. The term loan matured on September 15, 2026 and was repaid in full. The Company was in compliance with all applicable covenants up to the date of repayment. No amount was outstanding under the facility as at September 30, 2026.

AETHERION TECHNOLOGIES Inc. (formerly Westport Fuel Systems Inc.)
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three months and nine months ended September 30, 2026 and 2025
12. Warrant liabilities:

On June 23, 2026, the Company completed a private placement pursuant to a Securities Purchase Agreement, issuing 1,600,000 common shares, 3,254,369 Pre-Funded Warrants and 4,854,369 Common Warrants for aggregate gross proceeds of approximately $10,000.

The Pre-Funded Warrants are exercisable for up to 3,254,369 common shares at an exercise price of $0.00001 per share and remain exercisable until exercised in full. The Pre-Funded Warrants were classified as liabilities and recorded at fair value on the issuance date due to the US dollar denominated exercise price relative to the Company's Canadian dollar functional currency. The initial fair value of Pre-Funded Warrants was $6,639 at issuance.

The Common Warrants are exercisable for up to 4,854,369 common shares at an exercise price of $2.06 per share and expire two years from the initial exercise date. The Common Warrants contain certain provisions that may, under specified circumstances, require settlement based on the Black-Scholes value of the warrants in cash. The Common Warrants have a US dollar denominated exercise price relative to the Company's Canadian dollar functional currency. The Common Warrants were classified as a liabilities and recorded at fair value on the issuance date. The initial fair value of the Common Warrants was $3,220 at issuance.

During the three months ended September 30, 2026, the Company recorded a gain on the change in the fair value of warrant liability of $2,162 in the condensed consolidated statement of operations. At the end of September 30, 2026, the fair value of warrant liabilities was $9,210.

The fair value of the Pre-Funded Warrant liability approximates the market value of the underlying common shares due to its nominal exercise price.

The fair value of the Common Warrants, at the date of issuance on June 23, 2026 and reporting date on September 30, 2026, using the Black-Scholes-Merton ("BSM") option pricing model and the following assumptions:

	June 23, 2026	September 30, 2026
Expected volatility	54.0%	55.4%
Share price	$2.04	$1.96
Risk-free interest rate (%)	4.38%	4.99%
Expected life (years)	2.0 years	1.73 years
Dividend yield (%)	nil	nil

The following table presents the changes in the warrant liability during the period:

	September 30, 2026
	Pre-Funded Warrants	Common Warrants	Total
Initial balance	$6,639	$3,220	$9,859
Change in fair value of warrant liability	(267)	(399)	(666)
Foreign currency remeasurement	7	10	17
Ending balance	$6,379	$2,831	$9,210

AETHERION TECHNOLOGIES Inc. (formerly Westport Fuel Systems Inc.)
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three months and nine months ended September 30, 2026 and 2025
13. Share capital, stock options and other stock-based plans:

On June 23, 2026, the Company issued 1,600,000 common shares as part of the securities purchase agreement. The Company estimated the fair value of the common shares of $126 using the residual allocation approach. Under this approach, the fair value of the Pre-Funded Warrant and Common Warrant liabilities was first determined and recognized at fair value, with the remaining proceeds allocated to the common shares based on their residual fair value.

During the three and nine months ended September 30, 2026, the Company issued nil and 20,521 common shares, respectively, net of cancellations, upon exercises of share units (three and nine months ended September 30, 2025 – nil and 68,071 common shares, respectively). The Company issues shares from treasury to satisfy share unit exercises.

(a)    Share Units (“Units”):

The value assigned to issued Units and the amounts accrued are recorded as other equity instruments. As Units are exercised or vest and the underlying shares are issued from treasury of the Company, the value is reclassified to share capital.

During the three and nine months ended September 30, 2026, the Company recognized $345 and $789, respectively, (three and nine months ended September 30, 2025 - recovery of $(221) and $515) of stock-based compensation associated with the Aetherion Omnibus Plan. The Aetherion Omnibus Plan aims to advance the Company's interests by encouraging employees, consultants and non-employee directors to receive equity-based compensation and incentives. The plan outlines the stock-based options types, eligibility and vesting terms.

A continuity of the Units issued under the Aetherion Omnibus Plan are as follows:

	Nine months ended September 30, 2026		Nine months ended September 30, 2025
	Number of Units	Weighted average grant date fair value (CDN $)	Number of Units	Weighted average grant date fair value (CDN $)
Outstanding, beginning of period	713,061	$11.51	524,322	$11.75
Granted	348,936	2.82	427,691	3.28
Exercised	(20,521)	17.80	(68,071)	17.48
Forfeited/expired	(151,373)	8.63	(146,457)	11.82
Outstanding, end of period	890,103	$4.09	737,485	$6.28
Units outstanding and exercisable, end of period	491	$31.07	491	$31.07

During the nine months ended September 30, 2026, 348,936 share units were granted to certain employees (nine months ended September 30, 2025 - 427,691). This included 130,000 performance share units ("PSUs") (nine months ended September 30, 2025 - 290,540) and 218,936 deferred share units ("DSUs") (nine months ended September 30, 2025 - 137,151).

Of the 890,103 units outstanding as at September 30, 2026 , 456,677 relate to equity settled awards (September 30, 2025 - 408,632) and 433,426 relate to cash settled award (September 30, 2025 - 328,853).

AETHERION TECHNOLOGIES Inc. (formerly Westport Fuel Systems Inc.)
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three months and nine months ended September 30, 2026 and 2025
13. Share capital, stock options and other stock-based plans (continued):

Values of PSUs are determined using the Monte–Carlo Simulation Model. RSUs typically vest over a three-year period so the actual value received by the individual depends on the share price on the day such RSUs are settled for common shares, not the date of grant. Vesting of DSUs shall occur immediately prior to the resignation, retirement or termination of directorship, in accordance with the terms of Aetherion's Omnibus Plan.

As at September 30, 2026, $546 of compensation expense related to Units awarded has yet to be recognized in results from operations and will be recognized ratably over 1.5 years.

(b)    Aggregate intrinsic values:

The aggregate intrinsic value of the Company’s share units at September 30, 2026 is as follows:

September 30, 2026
(CDN $)
Share units:
Outstanding	$2,500
Exercisable	15
Exercised	58

(c)    Stock-based compensation:

Stock-based compensation associated with the Unit plans is included in operating expenses as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2026	2025	2026	2025
Research and development	7	12	20	40
General and administrative	338	(215)	769	465
Sales and marketing	—	(18)	—	10
	$345	$(221)	$789	$515

	Three Months Ended September 30,		Nine Months Ended September 30,
	2026	2025	2026	2025
Stock-based compensation - equity or cash settled	108	(16)	304	377
Stock-based compensation - cash settled only	237	(205)	485	138
	$345	$(221)	$789	$515

Units outstanding settled in cash only are remeasured at each reporting period based on the Company's closing share price. The outstanding liability is reported within accrued payroll in note 10.

AETHERION TECHNOLOGIES Inc. (formerly Westport Fuel Systems Inc.)
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three months and nine months ended September 30, 2026 and 2025
14. Related party transactions:

The Company's related parties are Cespira, directors, officers and shareholders that own more than 10% of the Company's shares.

The Company engages in transactions with Cespira primarily through cross charges, the provision of services and in the prior year, the sale of inventory under a transitional services agreement that ended on June 30, 2025.

Related party transactions with Cespira	Three Months Ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025
Sales of goods, services, and other income	$6	$136	$18	$15,679
Inventory purchased, services and other expenses	31	226	465	1,470

Related party balances with Cespira	September 30, 2026	December 31, 2025
Receivables (note 6)	$203	$274
Payables (note 10)	$367	$78
15. Commitments and contingencies:

(a)    Contractual commitments

The Company is a party to a variety of agreements in the ordinary course of business under which it is obligated to indemnify a third party with respect to certain matters. Typically, these obligations arise as a result of contracts for sale of the Company’s product to customers where the Company provides indemnification against losses arising from matters such as product liabilities. The potential impact on the Company’s financial results is not subject to reasonable estimation because considerable uncertainty exists as to whether claims will be made and the final outcome of potential claims. To date, the Company has not incurred significant costs related to these types of indemnifications.

(b)     Contingencies

The Company is engaged in certain legal actions and tax audits in the ordinary course of business and believes that, based on the information currently available, the ultimate outcome of these actions will not have a material adverse effect on our operating results, liquidity or financial position.

AETHERION TECHNOLOGIES Inc. (formerly Westport Fuel Systems Inc.)
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three months and nine months ended September 30, 2026 and 2025
16. Segment information:

The Company discloses segment information under two reportable segments, consistent with the manner in which its Chief Operating Decision Maker ("CODM") evaluates its businesses. The Company's CODM is its Chief Executive Officer. These segments are the strategic pillars of the Company and are managed separately as each represents a specific grouping of related automotive components and systems. The reportable segments are further described below. In the prior years, the Company presented its results under three reportable segments: High-Pressure Controls, Heavy-Duty OEM, and Cespira.

On June 30, 2025, the Company ended its transitional service agreement with Cespira providing inventory manufacturing services previously reported under Heavy-Duty OEM in 2025. On July 29, 2025, the Company sold its Light-Duty segment to the Purchaser (note 5). The Company now reports its results in the following two reportable segments: High-Pressure Controls and Cespira.

•High-Pressure Controls: This segment's products include fuel cell and hydrogen fuel system solutions and components.

•Heavy-Duty OEM: Prior to June 3, 2024, this segment's products include HPDI related fuel system solutions and components. Subsequently, this segment's operations were related to the transitional services agreement between Company and Cespira for inventory and contract manufacturing. The transitional service agreement for these services ended June 30, 2025 when Cespira completed their independent set up for inventory manufacturing.

•Cespira: This segment's products include HPDI related fuel system solutions and components after June 3, 2024.

Segment earnings or losses before income taxes, interest, depreciation, and amortization ("Segment EBITDA") is the measure of segment profitability used by the Company. The accounting policies of our reportable segments are the same as those applied in our consolidated financial statements. Management prepared the financial results of the Company's reportable segments on a basis that is consistent with the manner in which Management internally disaggregates financial information to assist in making internal operating decisions. Certain common costs and expenses were allocated among segments and presented differently than the Company would for stand-alone financial information prepared in accordance with GAAP. These include certain costs and expenses of shared services, such as IT, human resources, legal, finance and supply chain management. Segment EBITDA is not defined under US GAAP and may not be comparable to similarly titled measures used by other companies and should not be considered a substitute for net earnings or other results reported in accordance with GAAP.

The Company's CODM uses segment EBITDA disclosed below to evaluate the performance of its reportable segments. The Company believes Segment EBITDA is most reflective of the operational profitability or loss of its reportable segments. The CODM uses this information to drive decisions and resource allocations. Segment EBITDA is used as the key profitability measure when we set our annual budget.

AETHERION TECHNOLOGIES Inc. (formerly Westport Fuel Systems Inc.)
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three months and nine months ended September 30, 2026 and 2025
16. Segment information (continued):
Financial information by reportable segment as follows:

	Three months ended September 30, 2026
	High-Pressure Controls	Cespira	Total Segment
Revenue	$2,591	$28,247	$30,838
Cost of revenue	2,496	24,558	27,054
Gross profit	95	3,689	3,784
Operating expenses:
Research and development	650	1,095	1,745
General and administrative	588	2,248	2,836
Sales and marketing	92	1,108	1,200
Depreciation and amortization	50	741	791
	1,380	5,192	6,572
Add back: Depreciation and amortization[1]	246	1,094	1,340
Segment EBITDA	$(1,039)	$(409)	$(1,448)

	Three months ended September 30, 2025
	High-Pressure Controls	Heavy-Duty OEM	Cespira	Total Segment
Revenue	$1,606	$11	$19,328	$20,945
Cost of revenue	1,145	—	20,364	21,509
Gross profit	461	11	(1,036)	(564)
Operating expenses:
Research and development	2,293	26	1,135	3,454
General and administrative	484	34	2,410	2,928
Sales and marketing	103	3	357	463
Depreciation and amortization	108	—	833	941
	2,988	63	4,735	7,786
Add back: Depreciation and amortization[1]	134	—	1,610	1,744
Segment EBITDA	$(2,393)	$(52)	$(4,161)	$(6,606)

AETHERION TECHNOLOGIES Inc. (formerly Westport Fuel Systems Inc.)
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three months and nine months ended September 30, 2026 and 2025
16. Segment information (continued):

	Nine months ended September 30, 2026
	High-Pressure Controls	Cespira	Total Segment
Revenue	$7,593	$77,567	$85,160
Cost of revenue	6,849	68,488	75,337
Gross profit	744	9,079	9,823
Operating expenses:
Research and development	2,388	3,757	6,145
General and administrative	1,700	7,481	9,181
Sales and marketing	318	1,990	2,308
Depreciation and amortization	146	2,514	2,660
	4,552	15,742	20,294
Add back: Depreciation and amortization[1]	654	3,029	3,683
Segment EBITDA	$(3,154)	$(3,634)	$(6,788)

	Nine months ended September 30, 2025
	High-Pressure Controls	Heavy-Duty OEM	Cespira	Total Segment
Revenue	$6,392	$15,046	$48,147	$69,585
Cost of revenue	5,313	13,276	50,594	69,183
Gross profit	1,079	1,770	(2,447)	402
Operating expenses:
Research and development	5,027	159	6,025	11,211
General and administrative	1,189	133	7,829	9,151
Sales and marketing	253	26	975	1,254
Depreciation and amortization	223	—	2,423	2,646
	6,692	318	17,252	24,262
Add back: Depreciation and amortization[1]	432	—	4,901	5,333
Segment EBITDA	$(5,181)	$1,452	$(14,798)	$(18,527)

AETHERION TECHNOLOGIES Inc. (formerly Westport Fuel Systems Inc.)
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three months and nine months ended September 30, 2026 and 2025
16. Segment information (continued):
Reconciliations of reportable segment financial information to consolidated statement of operations:

	Three months ended September 30, 2026
	Total Segment	Less: Cespira	Add: Corporate & unallocated	Total Consolidated
Revenue	$30,838	$28,247	$—	$2,591
Cost of revenue	27,054	24,558	—	2,496
Gross profit	3,784	3,689	—	95
Operating expenses:
Research and development	1,745	1,095	391	1,041
General and administrative	2,836	2,248	3,366	3,954
Sales and marketing	1,200	1,108	226	318
Depreciation and amortization	791	741	64	114
	6,572	5,192	4,047	5,427
Equity loss	—	—	(166)	(166)

	Three months ended September 30, 2025
	Total Segment	Less: Cespira	Add: Corporate & unallocated	Total Consolidated
Revenue	$20,945	$19,328	$—	$1,617
Cost of revenue	21,509	20,364	—	1,145
Gross profit	(564)	(1,036)	—	472
Operating expenses:
Research and development	3,454	1,135	—	2,319
General and administrative	2,928	2,410	3,612	4,130
Sales and marketing	463	357	199	305
Depreciation and amortization	941	833	38	146
	7,786	4,735	3,849	6,900
Equity loss	—	—	(3,197)	(3,197)

	Nine months ended September 30, 2026
	Total Segment	Less: Cespira	Add: Corporate & unallocated	Total Consolidated
Revenue	$85,160	$77,567	$—	$7,593
Cost of revenue	75,337	68,488	—	6,849
Gross profit	9,823	9,079	—	744
Operating expenses:
Research and development	6,145	3,757	1,087	3,475
General and administrative	9,181	7,481	9,262	10,962
Sales and marketing	2,308	1,990	431	749
Depreciation and amortization	2,660	2,514	123	269
	20,294	15,742	10,903	15,455
Equity loss	—		(2,830)	(2,830)

AETHERION TECHNOLOGIES Inc. (formerly Westport Fuel Systems Inc.)
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three months and nine months ended September 30, 2026 and 2025
16. Segment information (continued):

	Nine months ended September 30, 2025
	Total Segment	Less: Cespira	Add: Corporate & unallocated	Total Consolidated
Revenue	$69,585	$48,147	$—	$21,438
Cost of revenue	69,183	50,594	—	18,589
Gross profit	402	(2,447)	—	2,849
Operating expenses:
Research and development	11,211	6,025	—	5,186
General and administrative	9,151	7,829	9,586	10,908
Sales and marketing	1,254	975	759	1,038
Depreciation and amortization	2,646	2,423	137	360
	24,262	17,252	10,482	17,492
Equity loss	—		(10,767)	(10,767)

Reconciliation of Segment EBITDA to Loss before income taxes	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025
Total Segment EBITDA	$(1,448)	$(6,606)	$(6,788)	$(18,527)
Adjustments:
Depreciation and amortization[1]	310	172	777	569
Cespira's Segment EBITDA	(409)	(4,161)	(3,634)	(14,798)
Loss on investments accounted for under the equity method (note 8)	166	3,197	2,830	10,767
Corporate and unallocated operating expenses	3,983	3,811	10,780	10,345
Foreign exchange gain (loss)	(240)	1,282	2,460	(4,145)
Change in fair value of warrant liability	(2,162)	—	(666)	—
Financing transaction costs	—	—	1,085	—
Interest on long-term debt	30	142	188	500
Interest and other income, net of bank charges	(156)	(653)	(892)	(1,155)
Loss before income taxes in continuing operations	$(2,970)	$(10,396)	$(19,716)	$(20,610)
1Depreciation and amortization expenses used in computation for Segment EBITDA and reconciliation to consolidated loss before income taxes are included in cost of revenue and operating expenses on our statement of operations and comprehensive income (loss).

AETHERION TECHNOLOGIES Inc. (formerly Westport Fuel Systems Inc.)
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three months and nine months ended September 30, 2026 and 2025
16. Segment information (continued):

	Three months ended September 30,		Nine months ended September 30,
Total additions to long-lived assets, excluding business combinations	2026	2025	2026	2025
High-Pressure Controls	63	514	543	1,893
Corporate and unallocated	—	—	—	16
Total consolidated	$63	$514	$543	$1,909
Cespira's total additions to long-lived assets, excluding business combinations for the three and nine months ended September 30, 2026 was $784 and $3,326 (three and nine months ended September 30, 2025 $1,325 and $2,896 ).

Revenues are attributable to geographical regions based on the location of the Company’s customers and are presented as a percentage of the Company's continuing revenues, as follows:

	% of revenue
	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025
Asia	38%	33%	42%	16%
Americas	48%	42%	44%	9%
Europe	14%	25%	14%	75%
The measure of segment assets evaluated by the CODM are total assets as reported on the consolidated balance sheet. As Cespira is accounted for under equity method and is not consolidated, its underlying assets are excluded from segment assets. Total assets are allocated as follows:

	Total assets by segment
	September 30, 2026	December 31, 2025
High-Pressure Controls	17,956	17,392
Corporate & unallocated	59,367	76,617
Total consolidated assets	$77,323	$94,009

17. Financial instruments:

Financial management risk

The Company has exposure to liquidity risk, credit risk, foreign currency risk and interest rate risk.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they are due. The Company has a history of operating losses and negative cash flows from operations. At September 30, 2026, the Company had $14,529 of cash and cash equivalents, including $354 in restricted cash.

AETHERION TECHNOLOGIES Inc. (formerly Westport Fuel Systems Inc.)
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three months and nine months ended September 30, 2026 and 2025
17. Financial Instruments (continued):

The following are the contractual maturities of financial obligations as at September 30, 2026:

	Carrying amount	Contractual cash flows	< 1 year	1-3 years	4-5 years
Accounts payable and accrued liabilities	$15,808	$15,808	$15,808	$—	$—
Operating lease obligations	1,522	1,737	532	889	316
	$17,330	$17,545	$16,340	$889	$316

Fair value of financial instruments

As at September 30, 2026, cash and cash equivalents are measured at fair value on a recurring basis and are included in Level 1. The carrying amounts reported in the unaudited condensed consolidated interim balance sheets for accounts receivable, and accounts payable and accrued liabilities approximate their fair values due to the short-term period to maturity of these instruments. The long-term investments represent the Company's interests in Cespira and is accounted for using the equity method. The carrying values reported in the condensed consolidated interim balance sheets for obligations under operating leases, which are based upon discounted cash flows, approximate their fair values.

The Company has classified the Pre-Funded Warrants and Common Warrants as warrant liabilities (note 12). These warrant liabilities are measured at fair value on a recurring basis and are classified within Level 2 of the fair value hierarchy. The fair value of the Pre-Funded Warrant liability approximates the market value of the underlying common shares due to its nominal exercise price. The fair value of the Common Warrant liability is determined using the Black-Scholes-Merton option pricing model, which incorporates observable and market-corroborated inputs, including the Company's share price, expected volatility, expected term, risk-free interest rate and expected dividend yield. Changes in the fair value of the warrant liabilities are recognized in earnings in the period in which they occur.

The Company categorizes its fair value measurements for items measured at fair value on a recurring basis into three categories as follows:

Level 1 –	Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 –	Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 –	Inputs for the asset or liability that are not based on observable market data (unobservable inputs).

When available, the Company uses quoted market prices to determine fair value and classify such items in Level 1.  When necessary, Level 2 valuations are performed based on quoted market prices for similar instruments in active markets and/or model–derived valuations with inputs that are observable in active markets. Level 3 valuations are undertaken in the absence of reliable Level 1 or Level 2 information.